

06006314

EDSTATES
XCHANGE COMMISSION
washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Capital Company

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 E Broadway Suite 512
(No. and Street)

Tucson   AZ   85711
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Almada   (520)664-2001
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ludwig, Schacht & Klewer, PLLC.   Julie Klewer

(Name – *if individual, state last, first, middle name*)

4783 E. Camp Lowell   Tucson,   AZ   85712
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Frank Almada_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Union Capital Company_____ , as

of _____December 31,_____, 2005____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A
_____

_____
Signature

_____President / Principal_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



UNION CAPITAL HOLDINGS CORP. AND
SUBSIDIARY UNION CAPITAL COMPANY

Audited Consolidated Financial Statements
and Supplementary Information

For the year ended December 31, 2005

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS



Ludwig, Schacht & Klewer, PLLC   certified public accountants & consultants

Christopher Wm. Ludwig
Wendy G. Schacht
Julie S. Klewer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Union Capital Holdings Corp. and Subsidiary
    Union Capital Company

We have audited the accompanying consolidated statement of financial condition of Union Capital Holdings Corp. (a Corporation) and subsidiary Union Capital Company (a Corporation) as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Union Capital Holdings Corp. and subsidiary Union Capital Company as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. However, this information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ludwig, Schacht & Klewer, PLLC

February 3, 2006

4783 E. Camp Lowell Drive * Tucson, Arizona 85712 * 520·545·0500 * Fax 520·545·0555

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

___

ASSETS

Assets:		
Cash	$	376
Clearing deposit		35,000
Commissions receivable		17,299
Due from stockholders		22,543
Employee receivables		3,488
Deferred income tax asset, net		34,400
Total current assets		113,106
Deposits		1,705
Intangible asset, net		2,493
Property and equipment, net		9,673
Total assets	$	126,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,253
Bank overdraft		186
Income taxes payable		50
Capital lease payable, current portion		1,281
Deferred income tax liability		750
Total current liabilities		10,520
Capital lease payable, non-current portion		1,753
Total liabilities		12,273
Stockholders' equity:		
Common stock, no par value; 2,000,000 shares authorized, 1,034,759 shares issued and outstanding		-
Paid-in capital		458,724
Accumulated deficit		(344,020)
Total stockholders' equity		114,704
Total liabilities and stockholders' equity	$	126,977

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Revenues:		
Commissions	$	338,741
Other income		420
Total revenue		339,161
Operating expenses:		
Compensation and benefits		206,468
Rent		24,176
Floor brokerage and clearing costs		21,337
Legal and professional fees		13,172
Advertising		11,953
Automobile		11,910
Telephone		11,828
Office expenses		11,784
Depreciation and amortization		7,779
Travel and entertainment		5,811
Licenses and fees		4,916
Contract labor		4,168
Quotes		3,797
Website and internet		2,111
Total operating expenses		341,210
Operating loss		(2,049)
Other income (expense):		
Interest income		1,235
Interest expense		(558)
Loss on disposal of property and equipment		(4,786)
Total other income (expense)		(4,109)
Loss before income tax benefit		(6,158)
Income tax provision		12,200
Net loss	$	(18,358)

See independent auditors' report and accompanying notes.

3

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2005

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2004	$ -	$ 458,724	$ (325,662)	$ 133,062
Net loss			(18,358)	(18,358)
Balance, December 31, 2005	$ -	$ 458,724	$ (344,020)	$ 114,704

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (18,358)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,779
Deferred income taxes, net	12,150
Loss on disposal of property and equipment	4,786
Changes in operating assets and liabilities:	
Commissions receivable	3,010
Due from stockholder	12,394
Employee receivables	(3,488)
Accounts payable and accrued expenses	(18,711)
Bank overdraft	186
Unearned commissions	(34,224)
Total adjustments	(16,118)
Net cash used in operating activities	(34,476)
Cash flows from investing activities	-
Cash flows from financing activities:	
Principal repayments of capital lease payable	(1,202)
Net cash used in financing activities	(1,202)
Net change in cash	(35,678)
Cash, beginning of year	36,054
Cash, end of year	$ 376
Supplemental disclosure of cash flow activities:	
Cash paid during the year for interest	$ 558
Cash paid during the year for income taxes	$ 50
Supplemental disclosure of noncash investing and financing activities:	
Furniture and equipment financed with capital lease	$ 2,835

See independent auditors' report and accompanying notes.

5

1. Organization

The consolidating financial statements include the accounts of Union Capital Holdings Corp. (UCHC) and its wholly owned subsidiary Union Capital Company (UCC), collectively referred to as the Company.

UCC, an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. UCC operates a customer business whereby transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements include the accounts of UCHC and its wholly-owned subsidiary UCC. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Cash

For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2005.

Commissions Revenue and Receivable

Commissions revenue and related expenses are recognized on a trade date basis and recorded monthly. Commissions receivable represent commissions earned on transactions that occurred prior to and on December 31, 2005 and paid to UCC after December 31, 2005.

Property and Equipment

Property and equipment is stated at cost. The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred. Expenditures that increase the useful lives of the assets are capitalized and depreciated. When items are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

For financial statement purposes, depreciation is computed using the straight-line method over the following estimated useful lives of the various classes of assets:

Furniture and equipment	7 years
Computer equipment and software	5 years

Intangible Asset

The costs for UCC to purchase its website domain name are stated at cost. These costs are being amortized using the straight-line method over an estimated useful life of five years.

Income Taxes

UCHC and UCC file a consolidated income tax return and maintain a December 31 year-end for financial and income tax reporting purposes.

The Company records deferred income tax assets and liabilities based on items of income and expense that are reported for financial statement purposes in different periods than for income tax purposes. The differences relate principally to the use of different methods of depreciation for financial and tax purposes and net operating loss carryovers.

6

2. Summary of Significant Accounting Policies, Continued

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

UCC, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts. These activities may expose UCC to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. UCC does not maintain margin accounts for its customers, and therefore, there were no excess margin securities at December 31, 2005.

UCC transacts its business with customers located throughout the United States and Latin America.

3. Net Capital

UCC, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules prohibit the UCC from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined by SEC rules) exceeds eight times its "net capital" (as defined by SEC rules) for the first year, and fifteen times its "net capital" for subsequent years.

At December 31, 2005, UCC had a net capital requirement of $5,000 and net capital and aggregate indebtedness of $47,673 and $8,489, respectively.

4. Deposits

The clearing deposit at December 31, 2005 in the amount of $35,000 represents monies on deposit with RBC Dain Correspondent Services, the broker-dealer through which all UCC transactions are cleared. The deposit in the amount of $1,705 at December 31, 2005 represents monies paid in connection with the rental of the Company's office space.

5. Property and Equipment

Property and equipment consists of:

Furniture and equipment	$	17,705
Computer equipment and software		18,992
Total property and equipment, at cost		36,697
Less: accumulated depreciation		(27,024)
Property and equipment, net	$	9,673

6. Intangible Asset

The intangible asset consists of:

Website domain name	$	3,400
Accumulated amortization		(907)
Intangible asset, net	$	2,493

7. Capital Leases Payable

The Company is obligated under two capital leases. The total cost of computer equipment under these leases was $5,304 and accumulated depreciation was $1,559 at December 31, 2005.

Dell Financial, capital lease with payments of $99 per month including interest through June 2006; collateralized by computer equipment	$ 487
Dell Financial, capital lease with payments of $113 per month including interest through July 2008; collateralized by computer equipment	2,547
Net minimum lease payments	3,034
Capital leases, current	(1,281)
Capital leases, non-current	$ 1,753

The future maximum lease payments due under the capital leases at December 31, 2005 are:

Year ending
December 31,

2006	$ 1,952
2007	1,359
2008	793
Total lease payments	4,104
Less imputed interest	(1,070)
Net minimum lease payments	$ 3,034

8. Income Taxes

The income tax provision for the year ended December 31, 2005 is:

Current:	
Federal	$ -
State	50
	50
Deferred:	
Federal	10,900
State	1,250
	12,150
	$ 12,200

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes.

8. Income Taxes, Continued

The deferred tax asset and liability in the accompanying financial statements consists of the following at December 31, 2005:

Deferred tax liability	$	750
Deferred tax asset	$	47,000
Less: valuation allowance		(12,600)
Deferred tax asset, net	$	34,400

The net deferred tax asset is the result of approximately $208,000 and $210,000 in federal and Arizona net operating loss carryovers, respectively. These loss carryovers are available to offset future taxable income. The federal loss carryover expires in 2021, and the Arizona loss carryover expires in 2006. The deferred tax liability is the result of differences between depreciation methods used for income tax and financial reporting purposes.

9. Related Party Transactions

As of December 31, 2005, UCC was owed $22,543 from short-term advances made to stockholders.

10. Commitments and Contingency

Commitments

The Company leases office space under an operating lease that expires December 2006. Rent expense under this lease during the year ended December 31, 2005 was $24,176. The company also leases a vehicle under an operating lease that expires July 2009. Rent expense under this lease during the year ended December 31, 2005 was $11,910.

Future minimum lease payments under these leases are:

2006	$	30,382
2007		6,369
2008		6,369
2009		3,719
	$	46,839

Contingency

UCC does not carry general liability insurance, therefore, the Company's assets are subject to loss in the event of damage of business property and equipment or malpractice claims filed against the Company or its employees. As described in Note 1 above, UCC is an introducing broker and does not hold client funds in any of its accounts.

11. Common Stock and Options

As of December 31, 2005, UCHC has issued warrants for the purchase of 8,643 shares of common stock. The warrants are convertible to one share of common stock for each warrant held. The warrants are exercisable at $0.01 per share and expire October 26, 2006.

As of December 31, 2005, UCHC has options outstanding for the purchase of 325,000 shares of common stock at $0.01 per share.

SUPPLEMENTARY INFORMATION

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Assets:				
Cash	$ -	$ 376	$ -	$ 376
Clearing deposit	-	35,000	-	35,000
Commissions receivable	-	17,299	-	17,299
Due from stockholders	-	22,543	-	22,543
Employee receivables		3,488		3,488
Investment in Union Capital Company	114,940		(114,940)	-
Deferred income tax asset, net	-	34,400	-	34,400
Total current assets	114,940	113,106	(114,940)	113,106
Deposits	-	1,705	-	1,705
Intangible asset, net	-	2,493	-	2,493
Property and equipment, net	-	9,673	-	9,673
Total assets	$ 114,940	$ 126,977	$ (114,940)	$ 126,977

LIABILITIES AND STOCKHOLDERS' EQUITY

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Liabilities:				
Accounts payable and accrued expenses	$ -	$ 8,253	$ -	$ 8,253
Bank overdraft	186	-		186
Income taxes payable	50	-	-	50
Capital lease payable, current portion	-	1,281	-	1,281
Deferred income tax liability	-	750	-	750
Total current liabilities	236	10,284	-	10,520
Capital lease payable, non-current portion	-	1,753	-	1,753
Total liabilities	236	12,037	-	12,273
Stockholders' equity:				
Common stock, no par value; 2,000,000 shares authorized, 1,034,759 shares issued and outstanding	-	-	-	-
Paid-in capital	458,724	458,624	(458,624)	458,724
Accumulated deficit	(344,020)	(343,684)	343,684	(344,020)
Total stockholders' equity	114,704	114,940	(114,940)	114,704
Total liabilities and stockholders' equity	$ 114,940	$ 126,977	$ (114,940)	$ 126,977

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2005

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Revenues:				
Commissions	$ -	$ 338,741	$ -	$ 338,741
Management fees	363	-	(363)	-
Other income	-	420	-	420
Equity in earnings of subsidiary	(18,131)	-	18,131	-
Total revenue	(17,768)	339,161	17,768	339,161
Operating expenses:				
Compensation and benefits	-	206,468	-	206,468
Rent	-	24,176	-	24,176
Floor brokerage and clearing costs	-	21,337	-	21,337
Legal and professional fees	-	13,172	-	13,172
Advertising	-	11,953	-	11,953
Automobile	-	11,910	-	11,910
Telephone	-	11,828	-	11,828
Office expenses	540	11,244	-	11,784
Depreciation and amortization	-	7,779	-	7,779
Travel and entertainment	-	5,811	-	5,811
Licenses and fees	-	4,916	-	4,916
Contract labor	-	4,168	-	4,168
Quotes	-	3,797	-	3,797
Website and internet	-	2,111	-	2,111
Management fees	-	363	(363)	-
Total operating expenses	540	341,033	(363)	341,210
Operating loss	(18,308)	(1,872)	18,131	(2,049)
Other income (expense):				
Interest income	-	1,235	-	1,235
Interest expense	-	(558)	-	(558)
Loss on disposal of property and equipment	-	(4,786)	-	(4,786)
Total other income (expense)	-	(4,109)	-	(4,109)
Loss before income tax (provision) benefit	(18,308)	(5,981)	18,131	(6,158)
Income tax provision	50	12,150	-	12,200
Net loss	$ (18,358)	$ (18,131)	$ 18,131	$ (18,358)

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2005

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Common stock:				
Balance, December 31, 2004	$ -	$ -	$ -	$ -
Balance, December 31, 2005	$ -	$ -	$ -	$ -
Paid-in capital:				
Balance, December 31, 2004	$ 458,724	$ 458,624	$ (458,624)	$ 458,724
Balance, December 31, 2005	$ 458,724	$ 458,624	$ (458,624)	$ 458,724
Accumulated deficit:				
Balance, December 31, 2004	$ (325,662)	$ (325,553)	$ 325,553	$ (325,662)
Net loss	(18,358)	(18,131)	18,131	(18,358)
Balance, December 31, 2005	$ (344,020)	$ (343,684)	$ 343,684	$ (344,020)

Supplementary Information.
See independent auditors' report.

13

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2005

Net Capital

Consolidated stockholders' equity qualified for net capital	$	114,704
Add:		
Allowable credits:		
Deferred tax liability		750
Capital lease for computers (allowable under SEC Rule 15c3-1(c)(1)(viii) and (2)(iv))		3,034
Total capital and allowable credits		118,488
Deductions:		
Nonallowable assets:		
Due from stockholder		22,543
Lease deposit		1,705
Deferred tax asset		34,400
Property and equipment, net		9,673
Intangible asset, net		2,493
Net capital before haircuts		47,674
Haircuts on money market account (2%)		(1)
Net capital		47,673
Minimum net capital requirement		5,000
Net capital in excess of required amount	$	42,673
Aggregate indebtedness	$	8,489
Ratio: aggregate indebtedness to net capital		0.18

Supplementary Information.
See independent auditors' report.

14

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

RECONCILIATIONS UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2005

Reconciliation of Computation of Net Capital:

<u>Net Capital</u>

Net capital, per FOCUS Report, Part IIA, page 10, line 10 $ 44,420

Net capital, per December 31, 2005 audited financial statement $ 47,673

The difference between net capital per the FOCUS report and the audited
financial statement is due to audit adjustments with a net income effect
and consolidation of Union Capital Company with its parent company,
Union Capital Holdings Corp. for financial reporting purposes.

<u>Aggregrate Indebtedness</u>

Aggregate indebtedness, per FOCUS Report, Part IIA, page 11, line 19 $ 10,856

Aggregate indebtedness, per December 31, 2005 audited financial statement $ 8,489

The difference between aggregate indebtedness per the FOCUS report and
the audited financial statement is due to audit adjustments and the
consolidation of Union Capital Company with its parent company, Union
Capital Holdings Corp. for financial reporting purposes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2005

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Information.
See independent auditors' report.

16



Ludwig, Schacht & Klewer, PLLC   certified public accountants & consultants

Christopher Wm. Ludwig
Wendy G. Schacht
Julie S. Klewer

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
Union Capital Holdings Corp. and Subsidiary
Union Capital Company

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Union Capital Holdings Corp. and Subsidiary Union Capital Company (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

4783 E. Camp Lowell Drive * Tucson, Arizona 85712 * 520·545·0500 * fax 520·545·0555

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control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ludwig, Schaett & Klawer, PLLC

February 3, 2006